Filed by BlackRock MuniYield Michigan Quality Fund II, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: BlackRock MuniYield Michigan Quality Fund II, Inc.
Commission File No. 811-06501

Contact:
1-800-882-0052

BlackRock Announces Results of Shareholder Vote at Joint Special Shareholder Meeting Relating to the Reorganization of Two Michigan Municipal Closed-End Funds

New York, August 6, 2015 – BlackRock Advisors, LLC announced today that, at a joint special meeting of shareholders of BlackRock MuniYield Michigan Quality Fund II, Inc. (NYSE:MYM) and BlackRock MuniYield Michigan Quality Fund, Inc. (NYSE:MIY) (collectively, the “Funds”), the requisite shareholders of the Funds have approved the reorganization of MYM with and into MIY, with MIY continuing as the surviving Fund (the “Reorganization”), and the transactions contemplated thereby.

It is currently expected that the Reorganization will be effective with the open for business of the New York Stock Exchange on September 14, 2015, subject to all regulatory requirements and customary closing conditions being satisfied. The Reorganization, if completed, would occur based on the relative net asset values of the common shares of MYM and MIY.  In addition, MYM preferred shareholders will receive on a one-for-one basis MIY preferred shares in an amount equal to the aggregate preferred share liquidation preference (including any accumulated and unpaid dividends) held by MYM preferred shareholders immediately prior to the Reorganization.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including MIY, the surviving fund in the Reorganization.

About BlackRock
BlackRock is a global leader in investment management, risk management and advisory services for institutional and retail clients. At June 30, 2015, BlackRock’s AUM was $4.721 trillion. BlackRock helps clients around the world meet their goals and overcome challenges with a range of products that include separate accounts, mutual funds, iShares® (exchange-traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. As of June 30, 2015, the firm had approximately 12,400 employees in more than 30 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa. For additional information, please visit the Company’s website at www.blackrock.com | Twitter: @blackrock_news | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock

Availability of Fund Updates

BlackRock will update performance and certain other data for the Funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com  as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or a Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to a Fund’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in a  Fund’s net asset value; (2) the relative and absolute investment performance of a Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to a Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC's website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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